NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST DECEMBER 31, 2003



Report of Votes of Shareholders (Unaudited)

A special meeting of shareholders of Neuberger Berman Advisers Management Trust Guardian Portfolio (the Fund) was held on September 23, 2003. Upon completion of the acquisition of Neuberger Berman Inc. by Lehman Brothers Holdings Inc. (the Transaction), the management agreement between the Trust, on behalf of the Fund and Neuberger Berman Management Inc. (NB Management), and the sub advisory agreement with respect to the Trust and each Fund between NB Management and Neuberger Berman LLC automatically terminated.
To provide for continuity of management, the shareholders of the Fund voted on the following matters, which became effective upon completion of the Transaction on October 31, 2003

Proposal 1 To Approve a New Management Agreement between the Trust, on behalf of the Fund and NB Management


Votes For 11,690,697.669
Votes Against 470,460.274
Abstentions 905,231.475


Proposal 2 To Approve a New Sub Advisory Agreement with respect to the Trust and each Fund, between NB Management and Neuberger
Berman LLC


Votes For 11,654,451.253
Votes Against 472,079.347
Abstentions 939,858.818


Abstentions were counted as shares that were present and entitled to vote for purposes of determining a quorum and had a negative effect on the proposals.